UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39360

CUSIP NUMBER: G8211A 108

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	March 31, 2026

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Skillful Craftsman Education Technology Limited

Full name of registrant:

N/A

Former name if applicable:

7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District

Address of principal executive office (Street and number):

Shenzhen, Guangdong Province, PRC 518000

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillful Craftsman Education Technology Limited (the “Company”) was unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2026 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bin Fu	(86) 0755	26652763
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Skillful Craftsman Education Technology Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2026	By	/s/ Bin Fu
Bin Fu
Chief Executive Officer and Chairman of the Board of Directors

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the fiscal year ended March 31, 2026:

Revenue

Revenue decreased by 99% from $1.02 million for the fiscal year ended March 31, 2025 to $14,133 for the fiscal year ended March 31, 2026. The sharp revenue decline was mainly attributable to the deconstruction of the VIE structure. Only revenue generated from API portal services to customers in China was recorded in the fiscal year ended March 31, 2026. This change was driven by the Company’s strategic business restructuring, whereby the Company will focus on AI and technology services as its core business going forward.

Cost of Revenue

Cost of revenue decreased from $1.6 million in the fiscal year 2025 to $ 6,996 in the fiscal year 2026, representing a decrease of $ 1.6 million, or 100%. The decrease of cost of revenue was mainly caused by the Company’s strategic business restructuring.

Other Income (Expense), Net

Net other income was $0.15 million for the fiscal year ended March 31, 2026, compared with net other expense of $3,000 for the fiscal year ended March 31, 2025. The favorable variance was primarily driven by other income recognized as a result of management waiving accrued prior-year cash compensation.

Loss Before Tax

Loss before tax was $6.65 million for the fiscal year ended March 31, 2026, compared with loss before tax of $7.53 million for the fiscal year ended March 31, 2025.

Net Loss

As a result of the foregoing, we had a net loss of $ 6.65 million for the fiscal year ended March 31, 2026, representing a change of $ 0.94 million from a net loss of $7.58 million for the fiscal year ended March 31, 2025.